SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Xoma Corporation

(Name of Issuer)

Common Stock, par value $0.0075 per share

(Title of Class of Securities)

98419J107

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

October 29, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,850,340
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 27,850,340
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:27,850,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (1)
14.	TYPE OF REPORTING PERSON* IA

(1)	Based on 68,192,351 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2012, plus 13,333,333 shares issued in the Offering, as defined below, as reported in the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,850,340
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER: 27,850,340
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,850,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 68,192,351 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2012, plus 13,333,333 shares issued in the Offering, as defined below, as reported in the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,850,340
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 27,850,340
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:27,850,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 68,192,351 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2012, plus 13,333,333 shares issued in the Offering, as defined below, as reported in the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker (“Julian Baker”), Felix J. Baker (“Felix Baker”) and Baker Bros. Advisors, LLC (the “Adviser,” and together with Julian Baker and Felix Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4. Purpose of Transaction

667, L.P. (“667”), Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 14159, L.P. (“14159,” and together with 667 and Life Sciences, the “Funds”), which are affiliates of the Reporting Persons, acquired shares of common stock of Xoma Corporation (the “Issuer”) in connection with an underwritten registered offering by the Issuer (the “Offering”) that closed on October 29, 2012. Pursuant to the Offering, the Issuer sold a total of 13,333,333 shares of common stock for a purchase price of $3.00 per share.

The Funds purchased an aggregate of 4,722,666 shares of common stock in the Offering as follows:

Fund	Shares	Price Paid
667, L.P.	336,639	$1,009,917
Baker Brothers Life Sciences, L.P.	4,282,419	$12,847,257
14159, L.P.	103,608	$310,824

The Funds used available working capital to purchase the shares of common stock acquired in the Offering.

On April 13, 2012, the Adviser, the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

By virtue of the Management Agreement, the Reporting Persons may be deemed to be indirect beneficial owners of securities of the Issuer owned directly by the Funds. The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 4 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including determining to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of warrants or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, as of the date of this filing, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets, or with respect to its management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, including shares that may be acquired upon exercise of warrants at an exercise price of $1.76 per share as of the date hereof by the Funds. Such information is based on 68,192,351 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2012, plus 13,333,333 shares issued in the Offering as reported in the Issuer’s Form 8-K filed with the SEC on October 24, 2012. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Warrants to purchase .5 shares of Common Stock as Converted to Common	Total	Percentage of Class Outstanding
667, L.P.	1,922,230	792,796	2,715,026	3.1%
Baker Brothers Life Sciences, L.P.	17,888,512	6,608,225	24,496,737	27.5%
14159, L.P.	463,839	174,738	638,577	0.7%
Total	20,274,581	7,575,759	27,850,340	31.3%

Pursuant to the Warrants to Purchase Common Stock by each Fund dated March 9, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates is reduced to between 5.00% and 9.99% of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon exercise of the Warrant). If at any time the beneficial ownership of the Funds and their affiliates is reduced to 4.99% or less of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 4.99% (the “Maximum Percentage”) of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon the exercise of the Warrant). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. This provision set forth in the Warrant will cease to apply from and after the date 14 days prior to the fifth anniversary of the issuance date, which was March 9, 2012.

Additionally, Kelvin Neu, a Managing Director of the Adviser, serves on the board of directors of the Issuer and holds 16,800 restricted stock units of the Issuer, 1/3 of which vest annually beginning on August 14, 2013, and 23,200 options to purchase common stock of the Issuer at $3.53 per share that expire 10 years from the date of grant, which was July 19, 2012. The options vest in 36 equal monthly installments over three years from August 19, 2012 through July 19, 2015. Dr. Neu may from time to time in the future receive additional securities of the Issuer as compensation for his service on the Issuer’s board of directors, consistent with other non-employee directors of the Issuer. Dr. Neu serves on the Issuer’s board of directors on behalf of the Adviser.

(c) Except as otherwise disclosed in this or any previously filed Schedule 13D, none of the Reporting Persons or their affiliates has effected any transaction in the securities of the Issuer in the past sixty days.

(d) Not applicable

(e) Not applicable.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit	Description
Exhibit 99.1:	Agreement regarding joint filing of this statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 31st day of October, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker